Exhibit 99.2

NASDAQ: APM

Aptorum Group Announces Further Positive Data For Its ALS-4 Small Molecule Anti-virulence (Non-bactericidal) Drug Candidate For The Treatment of Infections Caused By Staphylococcus Aureus and On Track Targeted For IND Submission in H2 2020

NEW YORK -- (BUSINESS WIRE) – Aptorum Group Limited (NASDAQ: APM) (“Aptorum Group”), a biopharmaceutical company focused on the development of novel therapeutics to address global unmet medical needs, announces further positive data from its current investigational new drug (IND)-enabling studies for ALS-4, a small drug molecule candidate indicated for the treatment of infections caused by Staphylococcus aureus (or “S. aureus”), including methicillin-resistant Staphylococcus aureus (MRSA, one of the “super-bugs”), based on a novel anti-virulence non-bactericidal approach. Subject to completion of the current studies, Aptorum Group targets to submit IND for ALS-4 in second half of 2020 and commence a phase 1 trial in North America.

ALS-4 is a small molecule which inhibits dehydrosqualene desaturase of S. aureus (incl. MRSA), an enzyme that is critically involved in the biosynthesis of staphyloxanthin, a commonly visible “golden pigment” covering the bacteria. Staphyloxanthin is believed to be primarily responsible for the bacteria’s defense mechanism against the attack from reactive oxygen species (ROS) deployed by phagocytic cells and neutrophils.1

Through inhibiting the production of staphyloxanthin, we believe that ALS-4 renders S. aureus highly susceptible to the host’s immune defense (see below for in vivo data and experimental outline). This novel mechanism is significantly different from the bactericidal approach found in currently marketed antibiotics used to treat S. aureus, which are experiencing increasing drug resistance issues2. Specifically, MRSA infections in humans typically exhibit high rates of morbidity and mortality and can cause metastatic or complicated infections such as infective endocarditis or sepsis, with relapse and hospital readmission after S. aureus bacteremia common and costly3.

Based on our testing in a rat bacteremia survival model, a lethal (109 CFU) dose of MRSA (USA300-LAC) was introduced through the tail vein. ALS-4 was administered orally at 10mg/kg per animal 30 minutes after the infection for twice a day thereafter (N=9). A control untreated group was given a sterile vehicle solution (N=9). Survival was monitored for 7 days. 0 out of 9 animals (0%) in the control untreated group survived past day 4, in contrast, 5 out of 9 animals (56%) treated with ALS-4 survived past day 7, which is determined to be statistically significant compared with the control group (p=0.013).

1mBio 2017 8(5): e01224-17

2 Microbiol Spectr. 2019 Mar;7(2)

3 Clin Infect Dis. 2019 Nov 27;69(12):2112-2118

In addition we conducted a study in a non-lethal rat bacteremia infection model. The animals were challenged with a non-lethal (107 CFU) dose of MRSA (USA300-LAC) through the tail vein. In order to simulate a more realistic clinical scenario, treatment was introduced 14-days after the model induction, where ALS-4 was administered orally twice a day at 10mg/kg per animal (N=8). A control untreated group was given a sterile vehicle solution (N=8). After 7 days of ALS-4 treatment, the kidneys were collected and the bacterial titers were measured. Remarkably, ALS-4 reduced the organ bacterial load by 99.5%, from 63,096±18 CFU/g in the control group to 316±49 CFU/g in the ALS-4 treated group, which is determined to be statistically significant (p=0.01).

Last but not least, ALS-4 has successfully inhibited staphyloxanthin production in 11 strains of S. aureus. These include 5 strains of Methicillin-sensitive S. aureus (MSSA): SH1000, HG003, USA300-JE2, Newman, and ATCC29213 with an IC50 of 70.5±6nM, 54.4±4nM, 37.7±4nM, 23.7±1nM, and 30.02±5nM respectively; 5 strains of Methicillin-resistant S. aureus (MRSA): USA300, USA300-3, USA300-LAC, ST239III, and COL, with an IC50 of 30.8±5nM, 42.8±6nM, 43.6±5nM, 16.3±8nM, and 0.9±1nM respectively; and 1 strain of vancomycin-intermediate S. aureus (VISA), Mu3 with an IC50 of 2.6±1nM.

Based on our testing, we believe ALS-4 increases the susceptibility of S. aureus including MRSA to oxidative damage by inhibiting production of staphyloxanthin. In a hydrogen peroxide killing assay, after the addition of 1.5% H2O2, ALS-4 demonstrated an additional reduction of bacterial CFU by 93.5%, from 61,600±6437 CFU/ml in the untreated group to 4,000±230 CFU/ml in the ALS-4 treated group, which is determined to be statistically significant (p=0.003).

With respect to the study carried out to investigate the capability of ALS-4 to induce antibiotic resistance in S. aureus after prolonged exposure, USA300-LAC was cultured in 3 different conditions for 10 days. For the treatment group 1 µM of ALS-4 was added; for the positive control group 0.12 µg/mL of clindamycin and 16 µg/mL of erythromycin was added from day 1 to day 4, after which clindamycin was withdrawn. For the negative control group, dimethyl sulfoxide (DMSO) was added. On day 11, the bacteria were harvested and then cultured for 16 hr for the determination of the MIC of clindamycin. The prolonged exposure to ALS-4 or DMSO does not affect the MIC value of clindamycin (0.12 µg/mL); while the prolonged exposure to clindamycin + erythromycin triggers antibiotics resistance rapidly with the MIC increased from 0.12 µg/mL to greater than 5 µg/mL.

Based on our study, we believe ALS-4 is unlikely to be prone to drug resistance since it is non-bactericidal. Growth inhibition studies were performed on different strains of S. aureus and other bacteria, including 3 strains of MSSA (ATCC29212, SH1000 and HG003), 1 strain of MRSA (USA300), 1 strain of VISA (ATCC700698 Mu3), as well as 6 different bacteria (E. coli, A. baumannii, S. cerevisiae, B. subtilis, E. faecalis, and K. pneumoniae). In all of the tested strains of bacteria, no growth inhibition effect was observed at the highest tested concentration of ALS-4 (250uM). Therefore ALS-4 does not appear to have any direct bacteriostatic or bactericidal activity against many species of bacteria, thus greatly reducing the selection pressure for drug resistance to emerge.

We also assessed the potential impact on the efficacy of vancomycin, the mainstay of treatment for infections caused by MRSA, when used in conjunction with ALS-4. 8 different strains of S. aureus (USA300 FPR3757, USA300-3, USA300-LAC, USA300-JE2, Mu3, HG003, ATCC29213 and clinical isolate ST239III) were used in this study. Our data showed that no effect on the MIC of vancomycin was observed when the concentration of ALS-4 was below 25 μM. Therefore, we believe that ALS-4 does not interfere with the action of vancomycin.

In addition, compared with the current mainstay of treatment for S. aureus infections such as vancomycin or daptomycin which is typically administered in an IV injectable form (with the exception of an oral form vancomycin specifically for treatment of Clostridium difficile diarrhea and staphylococcal enterocolitis only), an oral active agent enables wider market penetration targeting both outpatient as well as potential prophylactic markets.

GLP Toxicity Data

ALS-4 is currently undergoing IND-enabling studies and has so far shown positive safety profiles. As elucidated in our previous press release dated September 9, 2019, ALS-4 did not show any mutagenicity in the in vitro Ames tests. Our currently generated in vitro micronucleus test results also showed that ALS-4 is not genotoxic, indicating the non-mutagenic nature of the drug. Furthermore, the results of the in vitro hERG assay study predicts a low risk of ALS-4 causing cardiac QT prolongation.

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About Aptorum Group Limited

Aptorum Group Limited (Nasdaq: APM) is a pharmaceutical company dedicated to developing and commercializing novel therapeutics to tackle unmet medical needs. Aptorum Group is pursuing therapeutic projects in orphan diseases, infectious diseases, metabolic diseases and other disease areas.

For more information about Aptorum Group, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future. As a result, the projections included in such forward-looking statements are subject to change. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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